Filed by Tesla, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: Maxwell Technologies, Inc.

Form S-4 File No.: 333-229749

Date: March 15, 2019

March 15, 2019

Tender Offer Extension for Acquisition of Maxwell Technologies, Inc.

PALO ALTO, Calif., March 15, 2019 – Tesla, Inc. (NASDAQ: TSLA) today announced that it has extended the expiration of its previously announced offer, through its direct wholly-owned subsidiary Cambria Acquisition Corp., a Delaware corporation, to acquire each outstanding share of common stock of Maxwell Technologies, Inc.

The offer is now scheduled to expire at 11:59 p.m., Eastern time, on April 2, 2019, unless it is further extended or earlier terminated in accordance with the merger agreement. The offer was previously scheduled to expire at 11:59 p.m., Eastern time, on March 19, 2019. All other terms and conditions of the tender offer remain unchanged.

The depositary of the offer has advised that, as of 5:00 p.m., Eastern time, on March 14, 2019, a total of approximately 3,094,515 shares of Maxwell common stock had been validly tendered and not validly withdrawn in the offer.

The closing of the offer remains subject to customary closing conditions, including the effectiveness of the registration statement of which the prospectus/offer to exchange forms a part.

Forward Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on current expectations, estimates and forecasts, as well as the beliefs and assumptions of Tesla’s management, and are subject to risks and uncertainties that are difficult to predict. Many factors could cause actual results or events to differ materially from those anticipated, including: risks and uncertainties discussed in this communication and those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Tesla’s Annual Report on Form 10-K for the year ended December 31, 2018, subsequent Reports on Form 8-K, the Schedule TO relating to the offer and other filings Tesla makes with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Maxwell. On February 20, 2019, Tesla filed with the SEC a Tender Offer Statement on Schedule TO and a Registration Statement on Form S-4 and Maxwell filed with the SEC the Solicitation/Recommendation Statement on Schedule 14D-9. Maxwell’s stockholders are urged to read the offer materials (including the prospectus/offer to exchange and the related letter of transmittal) because they contain important information that stockholders should consider before making any decision regarding tendering their shares.

The offer materials are available for free at the SEC’s web site at www.sec.gov. Copies of the offer materials and Schedule 14D-9 may also be obtained free of charge from Georgeson LLC, the information agent for the offer, by writing Georgeson LLC, 290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by calling toll free at (888) 643-8150.